SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No.: __)*

Rockley Photonics Holdings Limited
(Name of Issuer)

Ordinary Shares, $0.000004026575398 par value per share
(Title of Class of Securities)

G7614L 109
(CUSIP Number)

August 11, 2021
(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7614L 109
1	NAMES OF REPORTING PERSONS: Hengtong Optic-Electric International Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	6,949,317
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	6,949,317
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,949,317
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1Calculations of the percentage of Ordinary Shares beneficially owned assumes 126,256,257 Ordinary Shares outstanding, based on information included in the Issuer’s Current Report on Form 8-K/A filed on August 27, 2021.

Item 1
    (a) Name of Issuer:
    Rockley Photonics Holdings Limited
    (b) Address of Issuer’s Principal Executive Offices:
3rd Floor, 1 Ashley Road
Altrincham, Cheshire WA14 2DT
United Kingdom

Item 2
    (a) Name of Persons Filing:
    Hengtong Optic-Electric International Co. Limited

    (b) Address of Principal Business Office or, if none, Residence:
c/o Rockley Photonics Holdings Limited
3rd Floor, 1 Ashley Road
Altrincham, Cheshire WA14 2DT
United Kingdom

    (c) Citizenship:

    Hengtong Optic-Electric International Co. Limited is incorporated in China.

    (d) Title of Class of Securities:
    This Schedule 13G report relates to the Ordinary Shares, $0.000004026575398 par value per share (the “Ordinary Shares”), of Rockley Photonics Holdings Limited.

    (e) CUSIP Number: G7614L 109

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.Ownership
Unless otherwise noted, the following information is as of August 11, 2021:
(a)    Amount beneficially owned:

Hengtong Optic-Electric International Co. Limited	6,949,317
(b)     Percent of Class:1

Hengtong Optic-Electric International Co. Limited	5.5%
(c)     Number of shares as to which such person has:
    (i) Sole power to vote or to direct the vote:

Hengtong Optic-Electric International Co. Limited	6,949,317
    (ii) Shared power to vote or to direct the vote:

Hengtong Optic-Electric International Co. Limited	0
    (iii) Sole power to dispose or to direct the disposition of:

Hengtong Optic-Electric International Co. Limited	6,949,317
(iv) Shared power to dispose or to direct the disposition of:

Hengtong Optic-Electric International Co. Limited	0
Item 5.Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
Item 6.Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.Identification and Classification of Members of the Group
Not applicable.
Item 9.Notice of Dissolution of Group
Not applicable.
Item 10.Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Hengtong Optic-Electric International Co. Limited
Dated: September 17, 2021	/s/ Lawrence Lau
Director

POWER OF ATTORNEY

For Executing Schedule 13D or 13G

Know all by these presents that the undersigned hereby constitutes and appoints Nick Burgess, Harriet McCartin, Kristy Duru, Albert Gelin, Tom Adams, Michael Ng, Emile Loi and Arevik Beglarova or one of them signing individually, the undersigned's true and lawful attorney-in-fact to:

(1) prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the Securities and Exchange Commission (the "SEC") a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by the Securities and Exchange Act of 1934 or any rule or regulation of the SEC; and

(2) execute for and on behalf of the undersigned, in the undersigned's capacity as holder of greater than 5% of the outstanding shares of **Rockley Photonics Holdings Limited** (the "Company") Schedule 13D or Schedule 13G; and

(3) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13D or Schedule 13G (including amendments thereto) and timely file such Forms or schedules with the SEC and any stock exchange, self-regulatory association or any other authority; and

(4) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with the Securities Exchange Act of 1934 or any other reporting obligation under the Securities Exchange Act of 1934.

The undersigned agrees that such attorney-in-fact may rely entirely on information furnished orally or in writing by the undersigned to the attorney-in-fact. The undersigned also agrees to indemnify and hold harmless such attorney-in-fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omissions of necessary facts in the information provided by the undersigned to such attorney-in fact for purposes of executing, acknowledging, delivering or filing Schedule 13D or Schedule 13G (including amendments thereto) and agrees to reimburse the attorney-in-fact on demand for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D or Schedule 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date written below.

Signature:
Name: LAU Fai Lawrence
Title: Director
For and on behalf of: Hengtong Optic-Electric International Co Limited
Date: September 15, 2021

4834-8451-0446.v1